Exhibit 99.1

GAZIT-GLOBE LTD.

Registration Number: 520033234

Securities of a Registered Corporation trading on the Tel Aviv Stock Exchange

Shortened Name: Gazit-Globe

1 Hashalom Road, Tel-Aviv 67892

Telephone: 03-6948000, Fax: 03-6961910

Electronic Mail: IR@gazitgroup.com Date of transmission: December 14, 2014

Company Website: www.gazit-globe.com

To:	To:
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report on the Appointment of a Director by Gazit-Globe Ltd. (the “Company”)

Regulation 34(b) of the Securities Regulations (Immediate and Periodic reports) 1970

1.	Family Name and First Name: Lavine, Rachel
Identity Number: 022216392
Citizenship: Private individual holding Israeli citizenship

2.	Date of Birth: 12/09/1965

3.	Address for service: 11 HaMavak Street, Givatayim

4.	Positions of appointment: Regular Director

5.	Previous position in the Company prior to this appointment: None

6.	Starting date of the appointment: 12/11/2014

7.	Education:

Degree	Field	Academic Institution
Executive MBA	Business Management	Kellogg School of Management, Northwestern University
BA	Business Management	Tel-Aviv College of

Management

Certified Public Accountant—Admitted 1996

8. Major activities over the past 5 years:

Position Filled	Place of Employment	Length of Time Served
Executive Vice-Chairman	Atrium European Real Estate Ltd.	From November 2014
CEO and Director	Atrium European Real Estate Ltd.	Six years

9.	The Director serves as a director other companies: Atrium European Real Estate Ltd., Atrium Management N.V., European Public Real Estate Association

10.	The Director is an employee of the Company or of a subsidiary of the Company or of a company connected to the Company or of an Interested Party in the Company: Ms. Lavine serves as an executive director in Atrium European Real Estate Ltd.

11.	The Director is not a family member of another Interested Party in the Company

12.	The Director holds the following securities of a subsidiary of the reporting Company if the subsidiary’s activity is material to the operation of the reporting Company

Security Type	Amount of Holding
Atrium Real Estate Ltd. – Ordinary Shares	472,329
Atrium Real Estate Ltd. – Non-Tradable, Convertible Options	1,533,330

13.	The Director will not serve as a member of the Company’s committees

14.	Does the Company view the Director as a financial and economic expert? – Yes

15.	Does the Company view the Director as independent? - No

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.